PROFIT FUNDS

                               [GRAPHIC OMITTED]

                                INVESTMENT TRUST



November 22, 2006

                                                              FILED VIA EDGAR
                                                              ---------------
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:  Profit Funds Investment Trust
          File No. 811-07677


Ladies and Gentlemen:

     Profit Funds Investment Trust (the "Trust"), in accordance with Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act"), hereby provides the following in connection with the Trust's fidelity bond:

     1. A copy of the current fidelity bond (the "Bond") (attached as EX99-1).

     2. A copy of the resolutions approving the Bond, which were adopted by the Board, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust (attached as EX99-2).

     Premiums have been paid through the policy period ending on December 31, 2006.

     Please contact the undersigned at 513/587-3406 if you have any questions concerning this filing.


Very truly yours,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary




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8401 Colesville Road, Suite 320  o  Silver Spring, MD  20910  o  301-650-0059  o  FAX  301-650-0608
                                      http://www.profitfunds.com
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